UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Collier Creek Holdings

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

G22707106

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G22707106

1	Names of reporting persons HGC Investment Management Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [ ]
3	SEC use only
4	Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 3,480,035
	6	Shared voting power 0
	7	Sole dispositive power 3,480,035
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 3,480,035
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 7.91%*
12	Type of reporting person (see instructions) FI

*See Item 4(b) of this Schedule 13G.

Item 1.

1(a) Name of issuer:

The name of the issuer is Collier Creek Holdings (the "Issuer")

1(b) Address of issuer's principal executive offices:

The Issuer's principal executive offices are located at 200 Park Ave, 58th Floor, New York, NY, USA, 10166

Item 2.

2(a) Name of person filing:

This statement is filed by HGC Investment Management Inc., a company incorporated under the laws of Canada, which serves as the investment manager to HGC Arbitrage Fund LP, an Ontario limited partnership (the "Fund"), with respect to the Shares (as defined below) held by the Reporting Person on behalf of the Fund.

The filing of this statement should not be construed as an admission that the Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares reported herein.

2(b) Address or principal business office or, if none, residence:

The address of the business office of the Reporting Person is 366 Adelaide, Suite 601, Toronto, Ontario M5V 1R9, Canada.

2(c) Citizenship:

The citizenship of the Reporting Person is Canada.

2(d) Title of class of securities:

Common Stock (the "Shares")

2(e) CUSIP No.:

The CUSIP number of the Ordinary Shares is G22707106.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [  ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [  ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [  ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [  ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) [  ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) [  ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) [  ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) [  ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [  ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [X] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k) [  ] Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

The Reporting Person is an investment fund manager, portfolio manager and exempt market dealer registered with the Ontario Securities Commission.

Item 4. Ownership

The percentages used herein are calculated based upon 44,000,000 Shares reported to be outstanding as of November 12, 2019 as reported in the Company's Form 10-Q as at November 12, 2019, filed with the Securities Exchange Commission on November 12, 2019.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5.  Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

See Item 2. The Fund has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Shares.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certifications

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, (i) the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect and (ii) the foreign regulatory scheme applicable to investment fund managers is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions. The Reporting Person also undertakes to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5th, 2020

HGC INVESTMENT MANAGEMENT INC.

By: /s/ Stuart Grant

       Name: Stuart Grant

       Title: Chief Compliance Officer